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                                                                    Exhibit 99.1

                          H O L L I N G E R    I N C .
                               10 Toronto Street
                                Toronto, Ontario
                                    M5C 2B7

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              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  MAY 22, 2002

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     NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders of Hollinger Inc. ("Hollinger") will be held at the Trading Floor, 2nd Floor, Design Exchange, 234 Bay Street, Toronto, Canada, on WEDNESDAY, MAY 22, 2002, AT 11:00 A.M., TORONTO TIME, for the following purposes:

     (a) to receive the consolidated financial statements of Hollinger and its subsidiary companies for the financial year ended December 31, 2001 together with the report of the auditors thereon;

     (b)  to elect directors;

     (c) to appoint auditors and to authorize the directors to fix their remuneration;

     (d) to consider and, if thought fit, to pass an ordinary resolution (the "Resolution"), the full text of which is set forth in Appendix "A" to the accompanying Management Proxy Circular, approving the amendment of Hollinger's general by-law; and

     (e) to transact such further and other business as may properly come before the meeting or any adjournments thereof.

DATED at Toronto the 18th day of April, 2002.

                                         BY ORDER OF THE BOARD OF DIRECTORS

                                         CHARLES G. COWAN
                                         Vice-President and Secretary

     If you are unable to attend the meeting in person, you are requested to date, sign and return the enclosed form of proxy in the envelope provided for that purpose.

     THE BOARD OF DIRECTORS HAS, BY RESOLUTION, FIXED 48 HOURS (EXCLUDING SATURDAYS AND HOLIDAYS) PRECEDING THE TIME OF THE MEETING OR ANY ADJOURNMENTS THEREOF AS THE TIME BEFORE WHICH PROXIES TO BE USED OR ACTED UPON AT THE MEETING OR ANY ADJOURNMENTS THEREOF MUST BE DEPOSITED WITH, OR IF MAILED MUST BE RECEIVED BY, COMPUTERSHARE TRUST COMPANY OF CANADA AT 100 UNIVERSITY AVENUE, 8TH FLOOR, TORONTO, ONTARIO, M5J 2Y1.

     IT IS EXPECTED THAT THE 2001 ANNUAL REPORT OF HOLLINGER INC., INCLUDING CONSOLIDATED FINANCIAL STATEMENTS, WILL BE SENT TO THE SHAREHOLDERS NO LATER THAN THE WEEK OF APRIL 22, 2002.